Federated Index Trust

Federated Investors Funds
4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

December 24, 2009

Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC  20549-4720

RE:         FEDERATED INDEX TRUST (Registrant)
Federated Max-Cap Index Fund
Federated Mid-Cap Index Fund
(Individually, “the Fund,” Collectively, “the Funds”)
1933 Act File No. 33-33852
1940 Act File No. 811-6061

Dear Mr. O’Connell:

The Registrant is filing this correspondence to respond to your comments on its Rule 485(a) Post-Effective Amendment No. 37 submitted via EDGAR on October 30, 2009.

GLOBAL COMMENTS – THE FUNDS

Under separate cover, the Registrant has previously mailed to you a revised set of revisions to the Funds’ fee tables, bar charts and average annual total return tables in response to your global comments on Rule 485(a) filings submitted at the end of September 2009 for certain portfolios of Federated Fixed Income Securities, Inc., Federated Total Return Series, Inc. and Federated Equity Funds (“September Filings”).

Please note that the Registrant acknowledges your global disclosure comments as communicated in the September Filings as well as global disclosure comments communicated for the Funds and intends to comply with those comments as noted below.  Please note that the Registrant will bring to your attention promptly for discussion any disclosure matters in its Registration Statement which it believes may differ from those previously agreed upon changes.

Summary Section Disclosure Comments

1.
Investment Objective:  In accordance with your comment, Registrant will delete from the Item 3 disclosure the following sentence: "While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this prospectus."

2.
Introductory Paragraph to the Fee Table:  In accordance with your comment, Registrant will delete the last sentence that includes cross-references to other prospectus sections that are not specific to more detail about breakpoints.

3.
Portfolio Turnover: In accordance with your comment, the Funds with active portfolio turnover disclosure will move the sentence, “The Fund actively trades its portfolio securities in an attempt to achieve its investment objective,” to the Investment Strategy section.

4.
Under “Fund Management,” in accordance with your comment to provide a specific title for the portfolio managers listed pursuant to item 5(b) of Form N-1A, the Registrant has confirmed that “Portfolio Manager” is the official designation that is used to describe the person(s) primarily responsible for day-to-day management of the Fund and is, therefore, an appropriate title pursuant to Item 5(b).

5.	Under “Tax Information,” in accordance with your comment, the Funds will delete the sentences: “Redemptions and exchanges are taxable sales.”

6.  Under “Purchase and Sale of Fund Shares,” in accordance with your comment to disclose, where applicable, the minimum investment amounts for IRA accounts and systematic investment programs, the Funds will delete the current sentence “Lower minimum investment amounts apply to IRA Account and Systematic Investment Programs” and add the following disclosure: “The minimum initial and subsequent investment amounts for Individual Retirement Accounts (IRAs) are $250 and $100, respectively. The minimum subsequent investment amount for Systematic Investment Programs (SIP) is $50.”  In addition the Funds will delete the final two sentences of this section.

“What are the Principal Securities in Which the Fund Invests?”

1.  Under the sub-section entitled “Special Transactions,” in accordance with your comment to clarify whether the items disclosed in this sub-section are considered principal securities, the Funds have changed that heading to “Other Investments, Transactions and Techniques” to reflect additional investments and techniques to be employed by the Fund in managing the Fund’s portfolio.

FEDERATED MID-CAP INDEX FUND

1. Under the Summary Section “Investment Objective”, in accordance with your comment to reconcile the disclosure of the Fund’s investment objective on the front cover page with the summary section, the Fund notes that the difference in the two disclosures is the naming of the Standard & Poor’s MidCap 400 Index on the cover disclosure.  The investment objective disclosure in the Summary section is the recitation of the Fund’s formal fundamental investment objective as adopted by the Fund’s Board of Trustees.

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to elaborate on the Index’s composition, the Fund will add the following disclosure after the first sentence:

“The S&P 400 is a broad based market capitalization weighted index of common stocks representing all major industries in the mid range of the U.S. stock market.”

3. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to tie the following risks listed in the section “What are the Main Risks of Investing in the Fund?” to the summary strategy (Risks of Investing in Derivative Contracts and Hybrid Instruments) the Fund will add the following underlined disclosure to the second sentence:

“The Fund may invest in derivative contracts, hybrid instruments or convertible securities to implement its investment strategies as more fully described in the Prospectus.”

4. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comment to tie the following security listed in the section “What are the Principal Securities in which the Fund Invests?” to the Summary strategy (Convertible Securities) the Fund will add the following underlined disclosure to the second sentence:

“The Fund may invest in derivative contracts, hybrid instruments or convertible securities to implement its investment strategies as more fully described in the Prospectus.”

FEDERATED MAX-CAP INDEX FUND

1. Under the Summary Section “Investment Objective”, in accordance with your comment to elaborate on the Index’s composition, the Fund would like to limit this section to a recitation of the Fund’s fundamental objective.  However, the Fund elaborates on the Index’s composition in the Summary Section “What are the Fund’s Main Investment Strategies?”

2. Under the Summary Section “What are the Fund’s Main Investment Strategies?”, in accordance with your comments to:

a) name the Index and elaborate on its composition; and

b) tie the following risks listed in the section “What are the Main Risks of Investing in the Fund?” to the summary strategy (Risks of Investing in Derivative Contracts and Hybrid Instruments); and

c) tie the following security listed in the section “What are the Principal Securities in which the Fund Invests?” to the Summary strategy (Convertible Securities)

the Fund will add the following underlined disclosure to the first paragraph:

“The Fund normally invests its assets primarily in common stocks included in the Standard & Poor’s 500 Composite Stock Price Index (“Index”).  The Index is a broad-based market index that measures the performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.  The Fund may invest in derivative contracts, hybrid instruments or convertible securities to implement its investment strategies as more fully described in the Prospectus.

If you have any questions, please do not hesitate to contact me at (412) 288-6812.

Very truly yours,

/s/ Diane J. Palmer
Diane J Palmer
Paralegal